August 9, 2019

David Soto
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Amended Registration Statement on Form 10-12G
           Filed July 30, 2019
           Current Report on Form 8-K
           Filed April 2, 2019
           File No. 000-52069

Dear Mr. Soto:

       We have reviewed your filings and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 8-K filed April 2, 2019

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1. In your response to comment one from our letter dated June 21, 2019, you state that the former auditor "failed to provide" an Exhibit 16 letter and instead demanded that you make statements in the Form 8-K that you strongly disagree with. It is unclear if the predecessor auditor refused to furnish an Exhibit 16 letter or if the letter they provided you includes statements that you disagree with. If the predecessor auditor refuses to furnish an Exhibit 16 letter stating whether it agrees with your statements, you should amend your
      Item 4.01 Form 8-K to indicate that fact. If the predecessor auditor has provided you with an Exhibit 16 letter that makes statements you disagree with, you should amend your Item
      4.01 8-K to file that letter. Please refer to Item 304(a)(3) of Regulation S-K and Question
      214.01 of our C&DIs on Exchange Act Form 8-K.
 David Soto
Celexus, Inc
August 9, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney
Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Soto
                                                          Division of
Corporation Finance
Comapany NameCelexus, Inc
                                                          Office of
Telecommunications
August 9, 2019 Page 2
cc:       Elaine Dowling
FirstName LastName